SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM WITHDRAWS FROM PET BUSINESS

São Paulo, Brazil, December 29, 2008 - Braskem (BOVESPA: BRKM3, BRKM5, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces it will deactivate its PET unit by the end of 2008.

In May 2007, Braskem announced the deactivation of its DMT production unit and the temporary suspension of its PET production, both of which are located in the Camaçari Petrochemical Complex. At the time, a study was initiated to assess the possibility of resuming PET production based on a new technological approach that would ensure competitive costs for Brazil’s polyester chain.

The results of the studies indicated that reactivating PET production on a competitive basis was not viable. For this reason, Braskem decided to deactivate the unit, terminating the Company’s activities in this business. The decision was grounded in Braskem’s focus on prioritizing investments that provide the Company with returns above the cost of capital and that are aligned with its business strategy. This decision will result in the constitution of an accounting provision (with no cash impact) of approximately R$125 million.

The deactivation of the PET unit in Camaçari will not lead to any dismissals. Moreover, Braskem will ensure the supply of PET resin until, at least, April 2009, or as long as inventories last, to all its clients through an agreement signed with M&G Polímeros Brasil S.A. During this period, Braskem will maintain its current sales policy for this product, including technical support, in order to assure service excellence for all of its clients.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the third largest Brazilian industrial company owned by the private sector. The company operates 19 manufacturing plants located throughout Brazil, and has an annual production capacity of 11 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements. Braskem is not responsible for investment operations or decisions based on the information contained in this document.

For more information, please go to our IR website at www.braskem.com.br/ir or contact the IR team:

Luiz Henrique Valverde	Luciana Ferreira
IR Officer	IR Manager
Tel: (55 11) 3576 9744	Tel: (55 11) 3576 9178
luiz.valverde@braskem.com.br	luciana.ferreira@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.